Exhibit 99.2

OPC Energy Ltd.

Condensed Consolidated Interim Financial Statements

At September 30, 2020

(Unaudited)

OPC Energy Ltd.
Condensed Consolidated Interim Financial Statements
At September 30, 2020
Unaudited

Contents

Page

Auditors’ Review Report	2

Condensed Consolidated Interim Statements of Financial Position	3 – 4

Condensed Consolidated Interim Statements of Income	5

Condensed Consolidated Interim Statements of Comprehensive Income	6

Condensed Consolidated Interim Statements of Changes in Equity	7 – 9

Condensed Consolidated Interim Statements of Cash Flows	10 – 11

Notes to the Condensed Consolidated Interim Financial Statements	12 – 38

Somekh Chaikin KPMG Millennium Tower 17 Ha’arba’a St., POB 609, Tel-Aviv 6100601 03-6848000

Review Report of the Independent Auditors to the Shareholders of OPC Energy Ltd.

Introduction

We have reviewed the accompanying financial information of OPC Energy Ltd. (hereinafter – “the Company”) and its subsidiaries, including the condensed consolidated interim statement of financial position as at September 30, 2020 and the condensed consolidated interim statements of income, comprehensive income, changes in equity and cash flows for the nine-month and three-month periods then ended. The Board of Directors and Management are responsible for the preparation and presentation of financial information for these interim periods in accordance with IAS 34 “Financial Reporting for Interim Periods”, and are also responsible for the preparation of financial information for these interim periods in accordance with Section D of the Securities Regulations (Periodic and Immediate Reports), 1970. Our responsibility is to express a conclusion on the financial information for these interim periods based on our review.

Scope of the Review

We conducted our review in accordance with Review Standard (Israel) 2410, “Review of Financial Information for Interim Periods Performed by the Independent Auditor of the Entity” of the Institute of Certified Public Accountants in Israel. A review of financial information for interim periods consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Israel and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information was not prepared, in all material respects, in accordance with International Accounting Standard IAS 34.

In addition to that mentioned in the previous paragraph, based on our review, nothing has come to our attention that causes us to believe that the above‑mentioned financial information does not comply, in all material respects, with the disclosure requirements of Section D of the Securities Regulations (Periodic and Immediate Reports), 1970.

Sincerely,

Somekh Chaikin
Certified Public Accountants (Isr.)

November 17, 2020

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30			At December 31
	2020	2019		2019
	(Unaudited)			(Audited)
	In Thousands of New Israeli Shekels

Current Assets
Cash and cash equivalents	587,154	625,448		384,748
Short-term deposits and restricted cash	56,071	248,998		115,765
Trade receivables and accrued income	114,126	119,316		134,794
Other receivables and debit balances	57,658	58,112		69,975
Short-term derivative financial instruments	1,823	–		188
Total current assets	816,832	1,051,874		705,470

Non‑Current Assets
Long-term deposits and restricted cash	346,056	248,963		266,803
Long-term prepaid expenses	127,700	90,025		104,317
Deferred tax assets, net	9,479	4,116		5,240
Long-term derivative financial instruments	3,593	8,683		7,077
Property, plant and equipment	2,512,278	2,349,362	*	2,344,920
Right‑of‑use assets	287,823	57,826	*	56,832
Intangible assets	4,571	4,430		4,259
Total non‑current assets	3,291,500	2,763,405		2,789,448

Total assets	4,108,332	3,815,279		3,494,918

*	Reclassified.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Financial Position

	At September 30		At December 31
	2020	2019	2019
	(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Current Liabilities
Current maturities	166,047	139,182	157,147
Trade payables	180,744	214,052	123,812
Dividend payable	–	30,000	–
Other payables and credit balances	41,423	52,144	41,641
Short-term derivative financial instruments	23,898	22,845	21,678
Current maturities of lease liabilities	53,171	2,389	2,400
Current tax liabilities	29,287	–	–
Total current liabilities	494,570	460,612	346,678

Non‑Current Liabilities
Long-term loans from banks and others	1,832,670	1,770,601	1,740,607
Debentures	623,768	267,593	252,309
Long-term lease liabilities	14,644	16,237	15,960
Long-term derivative financial instruments	28,521	–	–
Other long‑term liabilities	2,410	–	2,307
Employee benefits	177	177	177
Liabilities for deferred taxes, net	281,733	268,450	281,105
Total non-current liabilities	2,783,923	2,323,058	2,292,465

Total liabilities	3,278,493	2,783,670	2,639,143

Equity
Share capital	1,434	1,430	1,433
Premium on shares	636,114	634,136	635,283
Capital reserves	19,135	63,664	65,384
Retained earnings	105,432	271,974	85,226
Total equity attributable to the Company’s owners	762,115	971,204	787,326
Non‑controlling interests	67,724	60,405	68,449
Total equity	829,839	1,031,609	855,775

Total liabilities and equity	4,108,332	3,815,279	3,494,918

_______________________________	________________________	_________________________
Avisar Paz Chairman of the Board of Directors	Giora Almogy CEO	Tzahi Goshen CFO

Approval date of the financial statements: November 17, 2020

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Sales	977,806	1,017,919	400,339	359,305	1,329,988
Cost of sales (net of depreciation and
amortization)	701,405	697,566	288,371	243,334	910,347
Depreciation and amortization	79,719	82,047	32,497	27,806	110,997

Gross profit	196,682	238,306	79,471	88,165	308,644

Administrative and general expenses	38,192	*38,781	12,189	*10,273	*54,805
Business development expenses	10,373	*5,353	4,104	*2,333	*6,938
Other income, net	976	20,598	776	16,115	21,409
Operating income	149,093	214,770	63,954	91,674	268,310

Financing expenses	86,116	78,135	37,255	22,666	100,028
Financing income	2,963	6,072	1,247	3,880	6,879
Financing expenses, net	83,153	72,063	36,008	18,786	93,149

Income before taxes on income	65,940	142,707	27,946	72,888	175,161

Taxes on income	25,737	39,267	9,551	21,207	50,425

Income for the period	40,203	103,440	18,395	51,681	124,736

Income attributable to:
The Company’s owners	20,206	77,243	10,755	37,408	90,495
Non‑controlling interests	19,997	26,197	7,640	14,273	34,241
Income for the period	40,203	103,440	18,395	51,681	124,736

Income per share attributable to the Company’s owners

Basic income per share (in NIS)	0.141	0.570	0.075	0.270	0.661

Diluted income per share (in NIS)	0.139	0.560	0.074	0.260	0.651

* Reclassified – see Note 2D.

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Comprehensive Income

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Income for the period	40,203	103,440	18,395	51,681	124,736

Components of other comprehensive
loss that after the initial
recognition in the statement of
comprehensive income were or will be
transferred to the statement of income

Effective portion of the change in the fair
value of cash-flow hedges	(52,297)	(23,271)	(6,712)	(23,783)	(28,989)

Net change in fair value of derivative
financial instruments used for hedging
cash flows recorded to the cost of the
hedged item	8,893	1,886	1,793	4,208	4,668

Net change in fair value of derivative
financial instruments used to hedge
cash flows transferred to the statement
of income	16,697	4,419	3,896	9,749	9,778

Taxes in respect of items of other
comprehensive income	58	856	(147)	444	615

Total other comprehensive loss for the
period, net of tax	(26,649)	(16,110)	(1,170)	(9,382)	(13,928)

Total comprehensive income for the period	13,554	87,330	17,225	42,299	110,808

Total comprehensive income attributable
to:
The Company’s owners	(6,443)	61,133	9,585	28,026	76,567
Holders of non‑controlling interests	19,997	26,197	7,640	14,273	34,241
Total comprehensive income for the period	13,554	87,330	17,225	42,299	110,808

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders	Capital reserve for share-based payments

		Premium							Non-
	Share	on		Hedging			Retained		controlling	Total
	capital	shares		reserve			earnings	Total	interests	equity
	(Unaudited)
	In Thousands of New Israeli Shekels
For the nine‑month
period ended
September 30, 2020

Balance at
January 1, 2020	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775
Acquisition of non-
controlling interests	–	–	(21,147)	–	–	–	–	(21,147)	(6)	(21,153)
Share-based payment	–	–	–	–	–	2,379	–	2,379	–	2,379
Exercise of shares issued
to employees and officers	1	831	–	–	–	(832)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	1,284	1,284
Dividend to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(22,000)	(22,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(26,649)	–	–	–	(26,649)	–	(26,649)
Income for the period	–	–	–	–	–	–	20,206	20,206	19,997	40,203
Balance at
September 30, 2020	1,434	636,114	(24,657)	(40,126)	77,930	5,988	105,432	762,115	67,724	829,839

For the nine‑month
period ended
September 30, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares (net
of issuance expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of non-
controlling interests	–	–	(6,005)	–	–	–	–	(6,005)	5	(6,000)
Share-based payment	–	–	–	–	–	2,677	–	2,677	–	2,677
Exercise of shares issued
to employees and officers	1	1,646	–	–	–	(1,647)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(36,000)	(36,000)	–	(36,000)
Dividend to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of
non-controlling
interests due to sale
of subsidiary	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the period,
net of tax	–	–	–	(16,110)	–	–	–	(16,110)	–	(16,110)
Income for the period	–	–	–	–	–	–	77,243	77,243	26,197	103,440
Balance at
September 30, 2019	1,430	634,136	(3,407)	(15,659)	77,930	4,800	271,974	971,204	60,405	1,031,609

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders
						Capital reserve for share-based payments

		Premium							Non-
	Share	on		Hedging			Retained		controlling	Total
	capital	shares		reserve			earnings	Total	interests	equity
	(Unaudited)
	In Thousands of New Israeli Shekels

For the three‑month
period ended
September 30, 2020

Balance at
July 1, 2020	1,433	635,283	(24,657)	(38,956)	77,930	6,115	94,677	751,825	58,800	810,625
Share-based payment	–	–	–	–	–	705	–	705	–	705
Exercise of shares issued
to employees and officers	1	831	–	–	–	(832)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	1,284	1,284
Other comprehensive
loss for the period,
net of tax	–	–	–	(1,170)	–	–	–	(1,170)	–	(1,170)
Income for the period	–	–	–	–	–	–	10,755	10,755	7,640	18,395
Balance at
September 30, 2020	1,434	636,114	(24,657)	(40,126)	77,930	5,988	105,432	762,115	67,724	829,839

For the three‑month
period ended
September 30, 2019

Balance at
July 1, 2019	1,371	479,398	(3,407)	(6,277)	77,930	6,133	234,566	789,714	75,892	865,606
Issuance of shares (net
of issuance expenses)	58	153,092	–	–	–	–	–	153,150	–	153,150
Share-based payment	–	–	–	–	–	314	–	314	–	314
Exercise of shares issued
to employees and officers	1	1,646	–	–	–	(1,647)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(30,000)	(30,000)
Other comprehensive
loss for the period,
net of tax	–	–	–	(9,382)	–	–	–	(9,382)	–	(9,382)
Income for the period	–	–	–	–	–	–	37,408	37,408	14,273	51,681
Balance at
September 30, 2019	1,430	634,136	(3,407)	(15,659)	77,930	4,800	271,974	971,204	60,405	1,031,609

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Changes in Equity

	Attributable to the owners of the Company
			Capital reserve for transactions with non- controlling interests and in respect of merger

					Capital reserve for transactions with shareholders	Capital reserve for share-based payments

		Premium		Hedging reserve					Non-
	Share	on					Retained		controlling	Total
	capital	shares					earnings	Total	interests	equity
	(Audited)
	In Thousands of New Israeli Shekels

For the year ended
December 31, 2019

Balance at
January 1, 2019	1,319	361,005	2,598	451	77,930	3,770	230,731	677,804	80,480	758,284
Issuance of shares (net
issuance expenses)	110	271,485	–	–	–	–	–	271,595	–	271,595
Acquisition of
non-controlling
interests	–	–	(6,108)	–	–	–	–	(6,108)	5	(6,103)
Share-based payment	–	–	–	–	–	3,468	–	3,468	–	3,468
Exercise of shares issued
to employees and officers	4	2,793	–	–	–	(2,797)	–	–	–	–
Issuance of capital notes
to holders of non-
controlling interests	–	–	–	–	–	–	–	–	240	240
Dividend to the
Company’s
shareholders	–	–	–	–	–	–	(236,000)	(236,000)	–	(236,000)
Dividends to holders
of non-controlling
interests	–	–	–	–	–	–	–	–	(47,600)	(47,600)
Elimination of rights
of holders of
non-controlling
interests due to sale
of subsidiary	–	–	–	–	–	–	–	–	1,083	1,083
Other comprehensive
loss for the year,
net of tax	–	–	–	(13,928)	–	–	–	(13,928)	–	(13,928)
Income for the year	–	–	–	–	–	–	90,495	90,495	34,241	124,736
Balance at
December 31, 2019	1,433	635,283	(3,510)	(13,477)	77,930	4,441	85,226	787,326	68,449	855,775

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from operating activities
Income for the period	40,203	103,440	18,395	51,681	124,736

Adjustments:
Depreciation, amortization and
consumption of diesel oil	90,335	115,207	34,326	37,717	146,647
Financing expenses, net	83,153	72,063	36,008	18,786	93,149
Taxes on income	25,737	39,267	9,551	21,207	50,425
Gain on sale of subsidiary	(712)	(1,777)	(712)	–	(1,777)
Share-based payment transactions	2,379	2,677	705	314	3,468
Revaluation of financial derivatives	–	1,080	–	–	1,080
	241,095	331,957	98,273	129,705	417,728

Change in trade and other receivables	8,057	26,209	(26,661)	5,029	(3,015)
Change in trade and other payables	56,727	57,627	56,754	11,835	(18,965)
	64,784	83,836	30,093	16,864	(21,980)

Taxes refunded (paid), net	379	(4,138)	134	(36)	(4,189)

Net cash provided by operating activities	306,258	411,655	128,500	146,533	391,559

Cash flows from investing activities
Interest received	837	5,975	184	4,667	6,563
Short-term deposits and restricted cash, net	59,694	(67,477)	246	27,367	69,695
Withdrawals from long-term restricted cash	65,991	2,061	58,575	118	2,082
Deposits in long-term restricted cash	(146,884)	(69,079)	(62,532)	(14,865)	(91,000)
Deferred proceeds from sale of subsidiary
less cash sold	640	2,731	299	–	3,158
Long-term advance deposits and prepaid
expenses	(188,448)	(2,913)	–	(2,913)	(11,184)
Acquisition of property, plant and
equipment	(171,182)	(85,172)	(82,715)	(18,954)	(121,681)
Deferred consideration in respect of
acquisition of subsidiary (see Note 6C(2))	(46,648)	–	–	–	–
Acquisition of intangible assets	(920)	(929)	(508)	(496)	(919)
Payments in respect of derivative financial
instruments, net	(6,624)	(3,075)	(4,710)	(1,748)	(3,313)

Net cash used in investing activities	(433,544)	(217,878)	(91,161)	(6,824)	(146,599)

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Condensed Consolidated Interim Statements of Cash Flows

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Cash flows from financing activities
Interest paid	(59,922)	(54,041)	(23,902)	(15,827)	(75,841)
Costs paid in advance in respect of taking
out of loans	(23,840)	(1,348)	(3,878)	(178)	(6,535)
Dividends paid to the Company’s
shareholders	–	(36,000)	–	–	(236,000)
Dividends paid to holders of non-controlling
interests	(22,000)	(17,600)	–	–	(47,600)
Investments by holders of non-controlling
interests in the capital of subsidiary	–	240	–	240	240
Proceeds from issuance of shares, less
issuance expenses	–	271,630	–	153,068	271,595
Proceeds from issuance of debentures, less
issuance expenses	395,820	–	–	–	–
Receipt of long-term loans from banks and
others	201,000	–	112,000	–	–
Repayment of long-term loans from banks
and others	(102,570)	(42,597)	(33,554)	(22,449)	(67,682)
Repayment of debentures	(15,520)	(7,360)	–	–	(11,488)
Acquisition of non-controlling interests	(25,680)	(1,500)	–	–	(1,500)
Payment in respect of derivative financial
instruments	(15,858)	(6,087)	(5,228)	(5,373)	(11,370)
Repayment of principal of lease liabilities	(1,004)	(1,233)	(338)	(326)	(1,562)

Net cash provided by (used in) financing
activities	330,426	104,104	45,100	109,155	(187,743)

Increase in cash and cash equivalents	203,140	297,881	82,439	248,864	57,217

Cash and cash equivalents at beginning of
the period	384,748	329,950	503,782	378,885	329,950
Impact of changes in the currency exchange
rate on the balances of cash and cash
equivalents	(734)	(2,383)	933	(2,301)	(2,419)

Cash and cash equivalents at end of
the period	587,154	625,448	587,154	625,448	384,748

The accompanying notes to the condensed consolidated interim financial statements are an integral part thereof.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 1 –	The Reporting Entity

A.	The Reporting Entity

OPC Energy Ltd. (hereinafter – “the Company”) was incorporated in Israel on February 2, 2010. The Company’s registered address is 121 Menachem Begin Blvd., Tel‑Aviv, Israel. The Company is controlled by Kenon Holdings Ltd. (hereinafter – “the Parent Company”), a company incorporated in Singapore, the shares of which are “dual listed” for trading on both the New York Stock Exchange (NYSE) and the Tel‑Aviv Stock Exchange Ltd. (hereinafter – “the Stock Exchange”).

The Company is a publicly‑held company, and its securities are traded on the Stock Exchange. As at the date of the report, the Company and its subsidiaries, the financial statements of which are consolidated with those of the Company (hereinafter – “the Group”) are engaged in the area of generation of electricity and supply thereof to private customers and Israel Electric Company Ltd. (hereinafter – “IEC”), including initiation, development, construction and operation of power plants and facilities for the generation of energy. As at the date of the report, the Group’s activities are carried on only in Israel. For details regarding an agreement for acquisition of the CPV Group (as it is defined in Note 7E) which is engaged in the area of generation of the electricity in the United States (including renewable energy), which was signed subsequent to the date of the report – see Note 7E. The Group’s electricity generation activities and the supply thereof focus on generation of electricity using conventional technology and cogeneration technology. The Group is also taking action to construct an open‑cycle power plant using conventional technology (a Peaker plant).

As at the date of the report, the Company owns two active power plants: the Rotem Power Plant, which is owned by OPC Rotem Ltd. (hereinafter – “Rotem”) (which is held by the Company (80%) and by another shareholder (20%)), which operates using conventional technology having generation capacity of about 466 megawatts (MW) (for additional details regarding Rotem – see Note 6E); and the Hadera Power Plant which is owned by OPC Hadera Ltd. (hereinafter – “Hadera”), which runs using cogeneration technology and has an installed capacity of 144 MW, which on July 1, 2020 reached commercial operation – this being after receipt of a permanent electricity generation license and a supply license. For additional details regarding Hadera – see Note 6D. In addition, the Company wholly owns Zomet Energy Ltd. (hereinafter – “Zomet”), which is in the construction stages of a power plant powered by means of natural gas using conventional technology in an open cycle (a Peaker plant) having a capacity of about 396 MW, located proximate to the Plugot Intersection, in the area of Kiryat Gat, under Regulation 914 of the Electricity Authority. For additional details regarding Zomet – see Note 6C. In addition, the Company is taking action with respect to construction and operation of facilities for generation of energy on the customers’ premises – see Note 6B(5).

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 1 –	The Reporting Entity (Cont.)

A.	The Reporting Entity (Cont.)

The Group’s activities are subject to regulation, including, among other things, the provisions of the Electricity Sector Law, 1996, and the regulations promulgated thereunder, resolutions of the Electricity Authority, the provisions of the Law for Promotion of Competition and Reduction of Business Concentration, 2013, the provisions of the Economic Competition Law, 1988, and the regulations promulgated thereunder, and regulation in connection with licensing of businesses, planning and construction, and environmental quality (protection). The Electricity Authority is authorized to issue licenses under the Electricity Sector Law (licenses for facilities having a generation capacity in excess of 100 MW also require approval of the Minister of Energy), supervise the license holders (including supply licenses and private generation licenses), determine tariffs and provide benchmarks for the level, nature and quality of the services that are required from a holder of a “Essential Service Provider” license. Accordingly, the Electricity Authority supervises both Israel Electric Company (IEC) and private electricity generators.

The Group’s activities are subject to seasonal fluctuations as a result of changes in the official Time of Use of Electricity Tariff (hereinafter – “the TAOZ”), which is regulated and published by the Electricity Authority. The year is broken down into 3 seasons: “summer” (July and August), “winter” (December, January and February) and “transition” (March through June and September through November) and for each season a different tariff is set. The Company’s results are based on the generation component, which is part of the TAOZ, and as a result there is a seasonal effect.

B.	Impacts of the Spread of the Coronavirus

At the end of 2019 and in the first quarter of 2020, there was a spread in China and thereafter throughout the world of the Coronavirus (COVID‑19), which in March 2020 was declared as a worldwide pandemic by the World Health Organization (hereinafter – “the Coronavirus Crisis”). Due to the Coronavirus Crisis, in the period of the Report and thereafter, movement (traffic) restrictions and restrictions on business activities were imposed by the State of Israel and countries throughout the world. In addition, the said Coronavirus crisis has caused, among other things, uncertainty and instability in the Israeli and global financial markets and economy. As at the date of the report, the operations of the Company’s active power plants, Rotem Power Plant and Hadera Power Plant are continuing as a result of their being “essential enterprises” while safeguarding the work teams and taking precautionary measures in order to prevent outbreak and spreading of the infection at the Company’s sites. As at the publication date of the Report, the Coronavirus crisis had not had a significant impact on the Company’s results and activities.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 1 –	The Reporting Entity (Cont.)

B.	Impacts of the Spread of the Coronavirus (Cont.)

The Coronavirus Crisis and the movement restrictions, as referred to above, have impacted the Group’s activities, as stated below:

–
Due to the continued travel restrictions, both in Israel and worldwide, along with the need for equipment from overseas, the Company estimates that construction of the Zomet Power Plant could extend beyond the end of 2022, and as at the publication date of the report, completion is expected to take place in the first quarter of 2023. For details regarding revision of the Zomet Power Plant construction agreement – see Note 6C(4).

–
In March 2020, the maintenance contractor of the Rotem Power Plant (hereinafter – “Mitzubishi”) gave notice that in light of the restrictions on entry and the quarantine rules of the State of Israel, the maintenance work (hereinafter – “the Maintenance Work”) that was planned to be performed for the Rotem Power Plant in April 2020 will be postponed to October 2020. Mitzubishi’s position, which was rejected by Roterm, is that the above‑mentioned circumstances constitute “force majeure” pursuant to the provisions of the agreement with it. In April 2020, Rotem shut down the power plant for a number of days in order to perform internally‑initiated technical tests and treatments. The shutdown for several days and the postponement of the maintenance date, as stated, did not have a significant impact on the generation activities of the Rotem Power Plant and its results. In light of postponement of the date of the Maintenance Work in March 2020, Rotem slowed the reduction (amortization) of the maintenance component in the Rotem Power Plant. The impact of the slowing of the reduction (amortization) on the results of the activities in the period of the report amounted to about NIS 5 million. Subsequent to the date of the report, in October 2020, the Maintenance Work was performed, the execution of which required 13 days, as planned, during which time the activities of the Rotem Power Plant were halted.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 2 –	Basis of Preparation of the Financial Statements

A.	Declaration of compliance with International Financial Reporting Standards (IFRS)

The condensed consolidated interim financial statements were prepared in accordance with IAS 34, “Financial Reporting for Interim Periods” and do not include all of the information required in complete, annual financial statements. These statements should be read together with the financial statements as at and for the year ended December 31, 2019 (hereinafter – “the Annual Financial Statements”). In addition, these financial statements were prepared in accordance with the provisions of Section D of the Securities Regulations (Periodic and Immediate Reports) 1970.

The condensed, consolidated, interim financial statements were approved for publication by the Company’s Board of Directors on November 17, 2020.

B.	Functional and presentation currency

The New Israeli Shekel (NIS) is the currency that represents the principal economic environment in which the Group operates. Accordingly, the NIS is the functional currency of the Group. The NIS also serves as the presentation currency in these financial statements. Currencies other than the NIS constitute foreign currency.

C.	Use of estimates and judgment

In preparation of the condensed consolidated interim financial statements in accordance with IFRS, Company management is required to use judgment when making estimates, assessments and assumptions that affect implementation of the policies and the amounts of assets, liabilities, income and expenses. It is clarified that the actual results are likely to be different than these estimates.

Management’s judgment, at the time of implementing the Group’s accounting policies and the main assumptions used in the estimates involving uncertainty, are consistent with those used in the Annual Financial Statements, except for that stated in Note 1 regarding update of the estimate of the balance of the remaining useful life of various components in light of postponement of the Maintenance Work at Rotem Power Plant, and in Note 3.

D.	Reclassification

In the period of the report, the Company classified business development expenses that were previously presented in the “administrative and general expenses” category in a separate category in the statement of income. Accordingly, the Company reclassified from the “administrative and general expenses” category to the “business development expenses” category the amounts of NIS 5,353 thousand, NIS 2,333 thousand and NIS 6,938 thousand for the nine‑month and three‑month periods ended September 30, 2019 and for the year ended December 31, 2019, respectively.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 3 –	Significant Accounting Policies

A.	The Group’s accounting policies in these condensed consolidated interim financial statements are the same as the accounting policies applied in the Annual Financial Statements.

B.	First-time application of new accounting standards, amendments to standards and interpretations

1.	Amendment to IFRS 3 “” Business Combinations” (hereinafter – “the Amendment”)

The Amendment clarifies whether a transaction to acquire activities is the acquisition of a “business” or an asset. For purposes of this examination, the Amendment added the possibility of utilizing the concentration test so that if substantially all of the fair value of the acquired assets is concentrated in a single identifiable asset or a group of similar identifiable assets, the acquisition will be of an asset. In addition, the minimum requirements for definition as a business have been clarified, such as for example the requirement that the acquired processes be substantive so that in order for it to be a business, the operation shall include at least one input element and one substantive process, which together significantly contribute to the ability to create outputs. Furthermore, the Amendment narrows the reference to the outputs element required in order to meet the definition of a business and examples were added illustrating the aforesaid examination. The Amendment is effective for transactions to acquire an asset or business for which the acquisition date is in annual periods beginning on or after January 1, 2020.

2.
Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures: Reform of Benchmark Interest Rates” (hereinafter – “the Amendments”)

The Amendments include a number of mandatory leniencies that are relevant to examination of the effectiveness of hedge accounting ratios that are impacted by uncertainty deriving from reform of the IBOR interest rates (this reform is intended to result in cancellation of interest rates such as LIBOR and EURIBOR). For example:

–	Determination of the probability of occurrence of the hedged cash flows is to be based on the existing contractual cash flows and future changes due to the IBOR reform are to be ignored.

–
When examining prospective effectiveness, account is to be taken of the existing contractual conditions of the hedged item and the hedging instrument, and the uncertainty deriving from the reform is to be ignored.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 3 –	Significant Accounting Policies (Cont.)

B.	First-time application of new accounting standards, amendments to standards and interpretations (Cont.)

2.
Amendments to IFRS 9 “Financial Instruments”, IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 7 “Financial Instruments: Disclosures: Reform of Benchmark Interest Rates” (hereinafter – “the Amendments”) (Cont.)

The Amendments were applied retroactively commencing from January 1, 2020. The leniencies included as part of the Amendments will be discontinued prospectively at the earlier of: clarification of the uncertainty arising from the reform or the date on which the hedge ratios are discontinued.

In the Group’s estimation, application of the Amendments did not have a significant impact on the financial statements.

C.	New standards and amendments to standards not yet adopted

1.	Amendment to IAS 1 “Presentation of Financial Statements: Classification of Liabilities as Current or Non‑Current”

The Amendment replaces certain classification requirements of liabilities as current or non‑current. For example, pursuant to the Amendment, a liability will be classified as non‑current where an entity has a right to postpone the payment for a period of at least 12 months after the period of the report, which is “material” and exists at the end of the period of the report. A right exists as at the date of the report only if an entity is in compliance with the conditions for postponement of the payment as at this date. In addition, the Amendment clarifies that a conversion right of a liability will impact is classification as current or non‑current, unless the conversion component is capital.

The Amendment will enter into effect for reporting periods commencing on January 1, 2023. Early application is permissible. The Amendment is to be applied retroactively, including adjustment of the comparative data.

The Group has not yet commenced examination of the impacts of application of the Amendment on the financial statements.

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use”

The Amendment cancels the requirement whereby in calculation of the costs that may be attributed directly to property, plant and equipment, a reduction is to be made from the costs of testing the proper functioning of the asset for the net proceeds from sale of any items produced in the process (such as samples produced at the time of testing the equipment). Instead, the said proceeds are to be recognized in the statement of income in accordance with the relevant standards and the cost of the items sold is to be measured pursuant to the measurement requirements of IAS 2 “Inventory”.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 3 –	Significant Accounting Policies (Cont.)

C.	New standards and amendments to standards not yet adopted (Cont.)

2.	Amendment to IAS 16 “Property, Plant and Equipment: Receipts prior to Intended Use” (Cont.)

The Amendment will enter into effect for reporting periods commencing on January 1, 2022 or thereafter. Early application is permissible. The Amendment is to be applied retroactively, including revision of the comparative data, but only for items of property, plant and equipment that were brought to the location and position required for them to be able to function in the manner contemplated by management after the earliest reporting period presented on the initial application date of the Amendment. The cumulative impact of the Amendment will adjust the opening balance of the retained earnings of the earliest reporting period presented.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

3.	Amendment to IAS 37 “Provisions, Contingent Liabilities and Contingent Assets – Contract Performance Costs”

Pursuant to the Amendment, when examining whether a contract is onerous, the costs for performance of the contract that are to be taken into account are costs relating directly to the contract, which include the following costs:

–	Incremental costs; and

–	Allocation of other costs relating directly to the contract (such as depreciation expenses on property, plant and equipment used to perform this contract and other additional contracts).

The Amendment is to be applied retrospectively, commencing on January 1, 2022, for contracts the entity has not yet completed its obligations in respect thereof. Early application is permissible. Upon initial application of the Amendment, the entity is not to restate the comparative data but, rather, it is to adjust the opening balance of the retained earnings on the initial application date, in the amount of the cumulative impact of the Amendment.

The Group has not yet commenced examining the impacts of the Amendment on the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 4 –	Financial Instruments

Financial instruments measured at fair value for disclosure purposes only

The carrying amounts in the books of certain financial assets and liabilities, including short‑term and long‑term deposits, cash and cash equivalents, restricted cash, trade receivables, other receivables, derivative financial instruments, trade payables and other payables are the same as or approximate their fair values.

The fair values of the other financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Fair value

	At September 30, 2020
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,960,061	2,238,343
Debentures (Level 1)	666,807	725,389
	2,626,868	2,963,732

	At September 30, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,891,471	2,246,404
Debentures (Level 1)	290,124	335,575
	2,181,595	2,581,979

	At December 31, 2019
	Book	Fair
	Value*	Value
	In Thousands of NIS

Loans from banks and others (Level 2)	1,867,448	2,243,290
Debentures (Level 1)	282,864	324,623
	2,150,312	2,567,913

* Includes current maturities and accrued interest.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 4 –	Financial Instruments (Cont.)

Derivative financial instruments are measured at fair value, using the Level 2 valuation method. The fair value is measured using the discounted future cash flows method, on the basis of observable data.

In addition, the Company enters into transactions in derivative financial instruments in order to hedge foreign currency risks and risks of changes in the CPI. Derivative financial instruments are recorded based on their fair value. The fair value of the derivative financial instruments is based on prices, rates and interest rates that are received from banks, brokers and through customary trading software. The fair value of the derivative financial instruments is estimated on the basis of the data received, using valuation and pricing techniques that are characteristic of the various instruments in the different markets. The fair value measurement of long-term derivative financial instruments is estimated by discounting the cash flows deriving from them, based on the terms and maturity of each instrument and using market interest rates for similar instruments as at the measurement date. Changes in the economic assumptions and the valuation techniques could materially affect the fair value of the instruments.

Set forth below is data regarding the representative rates of exchange of the United States dollar (hereinafter – “the dollar”) and the euro and the Consumer Price Index (CPI):

		Exchange	Exchange
		rate of	rate of
		the dollar	the euro
	CPI	against	against
	(in points)	shekel	shekel

September 30, 2020	100.2	3.441	4.026
September 30, 2019	101.0	3.482	3.805
December 31, 2019	100.8	3.456	3.878

Change during the nine months ended:
September 30, 2020	(0.6)%	(0.4)%	3.8%
September 30, 2019	0.5%	(7.1)%	(11.3)%

Change during the three months ended:
September 30, 2020	0.1%	(0.7)%	3.7%
September 30, 2019	(0.7%)	(2.4)%	(6.3)%

Change during the year ended:
December 31, 2019	0.3%	(7.8)%	(9.6)%

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 5 –	Revenues from Contracts with Customers

Breakdown of the revenues from sales:

	For the
	Nine Months Ended		Three Months Ended		Year Ended
	September 30		September 30		December 31
	2020	2019	2020	2019	2019
	(Unaudited)		(Unaudited)		(Audited)
	In Thousands of New Israeli Shekels

Revenues from sale of electricity	935,276	972,296	387,516	344,494	1,271,200
Revenues from sale of steam	42,530	45,623	12,823	14,811	58,788
	977,806	1,017,919	400,339	359,305	1,329,988

Note 6 –	Additional Information

A.	General

1.
In January 2020, the decision of the Electricity Authority entered into effect regarding update of the electricity tariffs for 2020, whereby the rate of the generation component was reduced by 8% from NIS 290.9 per MWh to NIS 267.8 per MWh. The decline in the generation component, as stated, had a negative impact on the Company’s income in the period of the report compared with the corresponding period last year.

2.
In February 2020, the Electricity Authority published its Decision from Meeting 573, held on January 27, 2020, regarding Amendment of Standards in connection with Deviations from the Consumption Plans (hereinafter – “the Decision”). Pursuant to the Decision, a supplier is not permitted to sell to its consumers more than the amount of the capacity that is the subject of all the undertakings it has entered into with holders of private generation licenses. In addition, the Authority indicates in the notes (clarifications) to the Decision that it is expected that the supplier will enter into private transactions with consumers in a scope that permits it to supply all their consumption from energy that is generated by private generators over the entire year. Actual consumption of energy at a rate in excess of 3% from the installed capacity allocated to the supplier will trigger payment of an annual tariff that reflects the annual cost of the capacity the supplier used as a result of the deviation, as detailed in the Decision (hereinafter – “the Annual Payment in respect of Deviation from the Capacity”). In addition, the Decision provides a settlement mechanism in respect of a deviation from the daily consumption plan (surpluses and deficiencies), which will apply concurrent with the annual payment in respect of a deviation from the capacity. Application of the Decision is commencing from September 1, 2020.

According to the Decision, the said amendment will apply to Rotem only after determination of supplemental arrangements for Rotem, which as the date of the Report had not yet been determined, and the Company is closely monitoring this matter. Therefore, as the approval date of the financial statements there is no certainty regarding the extent of the unfavorable impact of the Decision, if any, on the Company’s activities.

3.
In the nine‑month periods ended September 30, 2020 and 2019, the Group acquired property, plant and equipment not for cash, in the amounts of about NIS 5 million and about NIS 40 million, respectively.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

B.	The Company

1.
In April and October 2020, Midroog Ltd. (hereinafter – “Midroog”) reconfirmed a rating of A3 for the Company’s debentures (Series A) with a stable rating outlook. In January and August 2020, Maalot reconfirmed a rating of A– for the Company’s debentures (Series A) with a stable rating outlook. In addition, in September 2020, Maalot reconfirmed a rating of A– for the Company.

2.
Further to that stated in Note 15C(4) to the Annual Financial Statements, in January 2020, Company withdrew a loan in the amount of about NIS 169 million from the short‑term credit framework (hereinafter – “the Loan”), which was used by the Company for purposes of payment of the Initial Assessment, as described in Note 6C(6). The loan bore interest at the annual rate of prime+0.6% and at the rate of prime + 1.7% in part of the period and was repaid in April 2020.

3.
In March 2020, the Company took out a loan from Bank Mizrahi Tafahot Ltd., a related party of the Company, in the amount of NIS 50 million. The Loan bore interest at the annual rate of prime+1.25% and was repaid in May 2020.

4.
In April 2020, the Company issued debentures (Series B) having a par value of NIS 400 million (hereinafter – “the Debentures (Series B)”). The transaction costs amounted to about NIS 4 million The Debentures (Series B) are registered for trading on the Tel‑Aviv Stock Exchange, are linked to the CPI and bear interest at the annual rate of 2.75%. The Debentures (Series B) are to be repaid in unequal semi‑annual payments (on March 31, and September 30 of every calendar year), commencing from March 31, 2021 and up to September 30, 2028 (the first payment of interest falls on September 30, 2020).

The Debentures (Series B) were granted a rating of A3 by Midroog and a rating of A– by Maalot. In August 2020, Maalot reconfirmed that rating of A– with a stable rating outlook.

The trust certificate covering the Debentures (Series B) (hereinafter – “the Trust Certificate”) includes customary grounds for calling the Debentures for immediate repayment (subject to the cure periods provided), including insolvency events, liquidation proceedings, receivership, a stay of proceedings and creditors’ arrangements, certain structural changes, a significant worsening in the Company’s position, etc. In addition, there is a right to call the Debentures (Series B) for early repayment: (1) in a case of calling another debenture series (traded on the Stock Exchange or on the Consecutive Institutional System) issued by the Company or other financial debt (or a number of debts, as stated, cumulatively) of the Company and of subsidiaries (not including a case of calling for immediate repayment of non‑recourse debt), including foreclosure of guarantees (which secure repayment of debt to a financial creditor) provided by the Company or by subsidiaries to a creditor, in an amount that is not less than $40 million;

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

B.	The Company (Cont.)

4.	(Cont.)

(2) upon breach of financial covenants provided during two consecutive examination periods; (3) in a case as stated in subsection (2) (this being even without waiting for the second examination period), if the Company executed an unusual transaction with a controlling shareholder (that is not in accordance with the Companies Regulations (Leniencies in Transactions with Interested Parties), 2000, without receipt of advance approval from the holders of the Debentures (Series B) in a special decision); (4) if an asset or number of assets of the Company was/were sold in an amount constituting more than 50% of the value of the assets in the consolidated financial statements during a consecutive period of 12 months or upon executing a change in the Company’s main activities (“the Company’s main activities” – the energy sector, including the area of generation of energy from power plants and from renewable energy sources); (5) upon occurrence of certain events of loss of control by the controlling shareholder; (6) in a case of discontinuance of a rating for a certain period of time; (7) in a case of discontinuance of trading for a certain period of time or elimination of the Debentures (Series B) from trading; (8) if the Company ceases to be a reporting corporation; (9) in a case where a “going concern” caveat is recorded in the Company’s financial statements relating only to the Company itself, for a period of two consecutive quarters; and (10) if the Company breaches its commitment not to create a general floating lien on its existing and future assets and rights in favor of any third party without the conditions provided in the trust certificate having been fulfilled.

In addition, the Trust Certificate includes a commitment of the Company to comply with financial covenants and restrictions provided (including restrictions applicable to a distribution, restrictions applicable to expansion of a series, provisions for adjustment of interest in a case of a rating change or non‑compliance with a financial covenant). Financial covenants include compliance with a ratio of the consolidated net financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA, to the adjusted EBITDA that does not exceed 13 (and for purposes of a distribution that does not exceed 11), there must be minimum shareholders’ equity of NIS 250 million (and for purposes of a distribution NIS 350 million), and the ratio of the shareholders’ equity to the total assets must be at a rate that is not less than 17% (and for purposes of a distribution a rate that is not less than 27%).

As at September 30, 2020 the Company was in compliance with the said financial covenants, as follows: (1) the Company’s shareholders’ equity was NIS 762 million; (2) the ratio of the shareholders’ equity to the Company’s total assets was 51%; (3) the ratio of the net consolidated financial debt less the financial debt designated for construction of projects that have not yet commenced producing EBITDA and the adjusted EBITDA is 5.3.

In addition, the Trust Certificate includes a commitment not to create a general floating lien on the Company’s existing and future assets and rights in favor of any third party without one of the conditions provided in the draft trust certificate having been fulfilled – all of this in accordance with the conditions provided in the Trust Certificate.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

B.	The Company (Cont.)

5.
In the period of the report and up to the publication date of the financial statements, the Company had signed binding agreements with consumers for construction of electricity generation facilities that are powered by natural gas (hereinafter – “the Generation Facilities”), which will be constructed in the consumer’s yard, with an aggregate capacity of about 49 MW. The Company will sell electricity to consumers from the Generation Facilities for a period of 15 years from the commercial operation date of the Generation Facilities. The planned commercial operation dates are in accordance with the terms spelled out in the agreements, and in any event not later than 48 months from the signing date of the agreement.

6.
In May 2020, the Company and Noy Power Plants, Limited Partnership (hereinafter – “the Noy Fund”) submitted a purchase offer in the framework of the tender for sale of the Ramat Hovav power plant, a power plant powered by natural gas, that was published by Israel Electric Company (hereinafter – “the Tender”) – this being through by means of a joint special purpose company the shares of which will be held in equal shares by the Company and the Noy Fund (hereinafter – “the Joint Company”). In addition, for purposes of securing the commitments of the Joint Company in the framework of the offer in the Tender, the Company and the Noy Fund provided, in equal shares, a financial guarantee, in the aggregate amount of about NIS 30 million. In June 2020, the Company received notification whereby the bid of a third party is the winning bid in the tender, and that the Company was announced as a “second qualifier”, meaning that in a case of cancellation of the declaration of the winner or cancellation of the undertaking in an agreement with it, the Tenders Committee will be permitted to declare the second qualifier as the winner, subject to certain conditions.

7.
In May 2020, the Company signed an agreement, through a designated company that is wholly owned by the Company (hereinafter – “the Subsidiary”), with SMS IDE Ltd., which won a tender of the State of Israel for construction, operation, maintenance and transfer of a seawater desalinization facility on the “Sorek B” site (“the Desalinization Facility”), whereby the Subsidiary will construct, operate and maintain a power plant powered by natural gas with a generation capacity of up to 99 MW on the premises of the Desalinization Facility (“the Power Plant”), and will supply the energy required for the Desalinization Facility for a period that will end of 25 years after the operation date of the Desalinization Facility. At the end of the aforesaid period, ownership of the power plant will be transferred to the State. The Power Plant is expected to be constructed under the “Regulation for Generators of Ultra‑High Voltage that are Established Without a Competitive Process”, which was published by the Electricity Authority in March 2019.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

B.	The Company (Cont.)

8.
In May 2020, the Company’s Board of Directors approved a private issuance to an officer of 99,228 options exercisable for 99,228 ordinary shares of the Company and 28,732 restricted share units (RSUs) (hereinafter – “the Offered Securities”). The Offered Securities were issued in accordance with the Company’s options’ plan (for details see Note 17B to the annual financial statements) under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

The exercise price of each of the options issued is NIS 25.81 (unlinked). The exercise price is subject to certain adjustments (including in respect of distribution of dividends, issuance of rights, etc.).

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 7.76 per option. The calculation is based on a standard deviation of 31.48%, a risk‑free interest rate of 0.36% to 0.58% and an expected life of 4 to 6 years. The fair value of the restricted share units (RSUs) was estimated based on the price of a Company share on May 11, 2020, which was NIS 26.80.

The cost of the benefit embedded in the securities offered based on the fair value on the date of their issuance amounted to about NIS 1,540 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche.

Further to that stated in Note 17B to the Annual Financial Statements, in July 2020 the Company issued 44,899 of the Company’s ordinary shares to six managers and officers of the Group, in light of the vesting of the second tranche of the Restricted Stock Units (RSUs) that were granted to them as part of the equity remuneration plan for Company employees.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

B.	The Company (Cont.)

9.
In the period of the report, due to changes in the inflationary expectations and in light of the changes in the projected interest rates, the Company recorded an increase in the liabilities as a result of revaluation of the financial derivative in respect of the CPI Transactions, as described in Note 25N and Note 22D to the Annual Financial Statements (hereinafter – “the Derivative”), in the amount of about NIS 49 million, which was recorded as part of other comprehensive income. As at the date of the report, the fair value of the Derivative amounted to about NIS 48 million. The Company deposits collaterals to secure its liabilities to the bank in connection with the Derivative. As at the date of the report, the collateral amounted to about NIS 50 million. Valuation of the Derivative was made by an external independent appraiser. The value of the Derivative was calculated by means of discounting the linked shekel cash flows expected to be received less the discounted fixed shekel cash flows payable. An adjustment was made to this valuation for the credit risks of the parties.

10.	Guarantees provided by the Company in the period of the Report

–
Further to that stated in Note 24A(3) to the Annual Financial Statements, in January 2020, the Company provided a bank guarantee in the name of Zomet for the benefit of Israel Lands Authority (hereinafter – “ILA”), in the amount of about NIS 60.5 million. For purposes of securing the guarantee, the Company made a bank deposit, in the amount of about NIS 30 million.

–
Further to that stated in Note 24A(3) to the Annual Financial Statements regarding development levies to the Shafir Local Council, in July 2020 the Company updated the amount of the bank guarantee to the amount of about NIS 21 million. For additional details – see Note 6C(6).

–
Further to that stated in Note 24A(3) to the Annual Financial Statements regarding a bank guarantee provided by Zomet for the benefit of the Electricity Authority in respect of its conditional license, in March 2020, the said guarantee was cancelled and the Company provided a bank guarantee on behalf of Zomet, in an amount that was updated to about NIS 15 million (linked to the dollar), pursuant to that stipulated in Zomet’s conditional license.

–
Further to that stated in Note 15C(3) to the Annual Financial Statements regarding provision of a bank guarantee in order to secure the commitment to provide shareholders’ equity to Zomet, in the period of the Report, the bank guarantee was reduced to the amount of about NIS 110 million (linked to the CPI), and the deposit for securing the guarantee was reduced to the amount of about NIS 56 million.

–
Further to that stated in Note 15C(2) to the Annual Financial Statements, in May 2020 the Company provided a bank guarantee in favor of Hadera’s lenders in the amount of NIS 50 million (which is secured by a deposit in the amount of NIS 25 million) in place of a commitment to comply with the requirement with respect to the minimum cash and cash equivalents balance.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

C.	Zomet

1.
In February 2020, the Supreme Court sitting as the High Court of Justice cancelled the petition that was filed against the Electricity Authority, the plenary Electricity Authority, the State of Israel – the Ministry of Energy and Zomet by Or Power Energies (Dalia) Ltd. and Dalia Power Energies Ltd., which mainly included claims in connection with decisions and actions of the Electricity Authority relating to Regulation 914, and with reference to Zomet’s conditional license, as described in Note 24A(3) to the Annual Financial Statements. Further to cancellation of the petition, as stated, notification of the Electricity Authority was received whereby Zomet is in compliance with the conditions for proving a financial closing, pursuant to that stated in the its conditional license and in accordance with law (hereinafter – “Financial Closing Approval”).

2.
In February 2020, upon receipt of Financial Closing Approval, the conditions were completed for payment of the consideration in respect of Zomet’s shares in accordance with the third milestone, as described in Note 24A(3) to the Annual Financial Statements, in the amount of about $15.8 million (about NIS 54 million) and about NIS 21 million in respect of 95% and 5% of the shares of Zomet, respectively. As at the date of the Report, the Company had paid the full amount of the consideration for acquisition of Zomet’s shares and it holds 100% of the issued and paid‑up shares of Zomet.

3.
In the period of the report, Zomet made withdrawals, in the amount of NIS 137 million, from the long‑term loans framework, as described in Note 15C(3) to the Annual Financial Statements. The loans bear interest at the annual rate of prime+0.95%. The loans are to be repaid in quarterly payments, which will fall shortly before the end of the first or second quarter after the commencement date of the commercial operation of the Zomet Power Plant. Subsequent to the date of the report, in November 2020, Zomet made an additional withdrawal, in the amount of NIS 50 million.

In September 2020, the senior debt of Zomet was rated by S&P Global Rating Maalot Ltd. (hereinafter – “Maalot”) with a rating of AA–.

4.
Further to that stated in Note 25D to the Annual Financial Statements, regarding Zomet’s construction agreement (hereinafter – “the Agreement”), against the background of the crisis caused by the outbreak of the Coronavirus and the restrictions imposed as a result thereof, in March 2020, an amendment to the Agreement was signed whereby, among other things, it was agreed to issue a work commencement order to the construction contractor for commencement of the construction work and with respect to extension of the period for completion of the construction work pursuant to the Agreement by about three months, and additional revisions were made taking into account extension of the period as stated.

In addition, in the period of the report, Zomet partly hedged its exposure to changes in the cash flows from payments in dollars in connection with the agreement by means of forward contracts on the exchange rates. Zomet chose to designate the said forward contracts as an accounting hedge.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

C.	Zomet (Cont.)

5.
Further to that stated in Note 25F to the Annual Financial Statements, regarding Zomet’s gas transmission agreement, in February 2020 Zomet delivered to Israel Natural Gas Lines Ltd. a notification of commencement of performance of the construction work.

6.
In January 2020, ILA approved allotment of an area measuring about 85 dunams for purposes of construction of the Zomet Power Plant (hereinafter in this Section – “the Land”) and it signed a development agreement with Kibbutz Netiv Halamed Heh (hereinafter – “the Kibbutz”) in connection with the Land, which is valid up to November 5, 2024, which after fulfillment of its conditions a lease agreement will be signed for a period of 24 years and 11 months from approval of the transaction, namely up to November 4, 2044. In addition, in January 2020, the option agreement signed by Zomet and the Kibbutz for lease of the Land expired, and as part of its cancellation the parties signed an agreement of principles for establishment of a joint company (hereinafter – “the Joint Company” and “the Agreement of Principles for Establishment of the Joint Company”, respectively). In May 2020, transfer of the rights from the Kibbutz to Joint Company in the registration records of ILA was made.

The Joint Company was established by the Company and the Kibbutz as a limited partnership under the name “Zomet Netiv Limited Partnership”, where the composition of the partners therein is: (1) General Partner – will hold 1% of the Joint Company; and the shares of the General Partner will be held by the Kibbutz (26%) and Zomet (74%); (2) limited partners – the Kibbutz and Zomet will hold 26% and 73% of the rights in the Joint Company as limited partners, respectively.

As part of the Agreement of Principles for Establishment of the Joint Company, it was provided that the Kibbutz will sell to the Joint Company its rights in the Land by force of which it will be possible to sign a development agreement with ILA – this being in exchange for an aggregate amount of NIS 30 million, plus VAT, which the Joint Company paid to the Kibbutz in the period of the report. In the Agreement of Principles for Establishment of the Joint Company it was clarified that the Kibbutz acted as a trustee of the Joint Company when it signed the Development Agreement with ILA, and acted as an agent of the Joint Company when it signed the financial specification by virtue of which capitalization fees for the Land were paid, in the amount of about NIS 207 million (as detailed below). The Kibbutz also undertook that it will act as an agent and a trustee of the Joint Company, for all intents and purposes, in connection with every report that is required in connection with the transaction that is the subject of the above‑mentioned agreement of principles and regarding every matter that will be required from it by the Joint Company. Further to that stated above, in February 2020, an updated lease agreement was also signed whereby the Joint Company, as the owner of the Land, will lease the Land to Zomet, for the benefit of the project.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

C.	Zomet (Cont.)

6.	(Cont.)

After approval by the competent authorities of ILA for allotment of the land for purposes of construction of the Zomet Power Plant, in January 2020, a financial specification was received from ILA in respect of the capitalization fees, whereby the value of the Land (not including development expenses) was set based on the assessment at the amount of about NIS 207 million (not including VAT) (hereinafter – “the Initial Assessment”). The Initial Assessment is subject to control procedures that have not yet been completed and it may be updated at the close of the said control procedures. Pursuant to that stated in the Initial Assessment and for purposes of completion of the land transaction and receipt of the building permit (which was received in January 2020 and is required in order to receive approval for the financial close as described above), Zomet, in the name of the Joint Company and by means of the Kibbutz, arranged payment of the Initial Assessment in January 2020 at the rate of 75% of amount of the Initial Assessment and provided through the Company, the balance, at the rate of 25%, as a bank guarantee in favor of ILA. For details regarding a short‑term loan the Company took out in order to pay the Initial Assessment, as stated, – see Note 6B(2). It is noted that the assessment is preliminary and there is no certainty regarding the amount of the final assessment that will be received. Pursuant to the arrangement with ILA, the Company will be permitted to contest the amount of the assessment when the final assessment is received after the conclusion of the required control processes. The Company intends to examine filing of a contest of the final assessment on the relevant dates. Furthermore, in April 2020, the Company provided a bank guarantee, in the amount of about NIS 12.5 million, for the benefit of the Taxes Authority in Israel, which was cancelled in September 2020.

In addition, further to that stated in Note 24A(3) to the Annual Financial Statements, regarding imposition of development levies to the Shafir Local Council (hereinafter – “the Council”), in January 2020 the Council sent Zomet a charge notification in respect of calculation of the levies, in the amount of NIS 36.5 million, of which in December 2019 the amount of NIS 13 million, which is not in dispute, was paid. In March 2020, Zomet filed an administrative petition against the Council in respect of the amount in dispute, as stated. As part of its response to the petition, the Council updated the amount of the development levies, to the amount of about NIS 34 million. The amount in dispute, in the amount of about NIS 21 million, is secured by a bank guarantee, which was provided by the Company for Zomet for the benefit of the Council. As at the publication date of the Report, a decision regarding the matter had not yet been received. In Zomet’s estimation, based on an opinion of its legal advisors, it is more reasonable than not that Zomet will not be required to pay an additional amount beyond the amount it paid in respect of the development levies and, accordingly, no provision was included in the financial statements.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

C.	Zomet (Cont.)

6.	(Cont.)

All of the amounts relating to acquisition of the Land, as stated, were classified in the Company’s statement of financial position as at September 30, 2020 in the category “right‑of‑use assets”. The unpaid balance of the Initial Assessment, in the amount of about NIS 52 million, was classified in the statement of financial position as at September 30, 2020, as part of “current maturities of lease liabilities”.

7.
In January 2020, Zomet signed an agreement with Israel Electric Company (IEC) for acquisition of available capacity and energy and provision of infrastructure services. In November 2020, IEC assigned the agreement to The System Management Company Ltd. As part of the agreement, Zomet undertook to sell energy and available capacity from its facility to IEC, and IEC committed to provide Zomet infrastructure services and management services for the electricity system, including back‑up services in accordance with the provisions of the agreement.

The agreement will remain in effect up to the end of the period in which Zomet is permitted to sell available capacity and energy in accordance with the provisions of its generation license (that is, up to the end of 20 years from the commercial operation date of Zomet). Nonetheless, in a case where IEC will be prevented from acquiring available capacity and energy due non‑extension of its license or receipt of an alternative license, the agreement will come to an end on the date on which the preventing factor, as stated, occurs. The agreement provides that Zomet will allot all of the power plant’s capacity to a fixed availability arrangement, where a condition for acquisition of fixed availability will be compliance with mandatory criteria, as stipulated in Regulation 914. The power plant will be operated based on the directives of the System Administrator, pursuant to the provisions of Regulation 914. Furthermore, the agreement includes provisions that cover connection of the power plant to the electricity grid, provisions relating to the planning, construction and maintenance of the power plant, and provisions addressing acquisition of the power plant’s available capacity. The agreement provides, among other things, that the System Administrator will be permitted to disconnect supply of the electricity to the electricity grid if Zomet does not comply with the safety provisions as provided by law or a safety provision of the System Administrator that were delivered to it in advance and in writing. In addition, Zomet committed to comply with the availability and credibility requirements stipulated in its license and in Regulation 914, and to pay for non‑compliance therewith, in accordance with that provided in Regulation 914.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

D.	Hadera

1.
On June 30, 2020, the Electricity Authority decided to grant a permanent license for generation of electricity to the Hadera Power Plant, a power plant using cogeneration technology having installed capacity off 144 MW and granting of a supply license (hereinafter – “the Licenses”). The Licenses are for a period of 20 years, which may be extended for an additional period of 10 years by the Electricity Authority and with approval of the Minister of Energy, which entered into effect after approval of the Minister of Energy on July 1, 2020. Hadera provided bank guarantees for the benefit of the Electricity Authority, in the amount of about NIS 4.5 million (some of which are linked to the dollar) as required by the Licenses, and a bank guarantee in favor of Israel Electric Company, in the amount of about NIS 27 million (linked to the dollar), as required in accordance with the benchmarks of the Electricity Authority.

It is noted that during the first year of activities, replacements or renovations of certain parts of the gas and steam turbines are expected to be executed by the head equipment contractor, which are expected to last for a period of about a month (cumulative), during which time the Hadera Power Plant will be operated on a partial basis. As at the date of the report, most of the replacement or renovations of certain parts of the gas and steam turbines had not yet been performed.

2.
Further to that stated in Note 25G to the Annual Financial Statements, in March 2020, the preconditions provided in the amendment to Hadera’s natural gas supply agreement with the Tamar Group were fulfilled.

3.
In the period of the report, Hadera withdrew about NIS 64 million from the framework amount in accordance with its financing agreement, as described in Note 15C(2) to the Annual Financial Statements. The interest rates on the amounts withdrawn in the period of the report range between about 2.4% and about 2.6% on the CPI‑linked loans an between about 3.6% and about 3.8% on the unlinked loans. In addition, in the period of the report Hadera made three payments based on the repayment schedule included in its financing agreement, in the amounts of about NIS 26 million in respect of principal and about NIS 22 million, in respect of interest. The said debt repayment was made partly out of sources the Company provided to Hadera.

4.
Further to that stated in Note 25D to the Annual Financial Statements, pursuant to the construction agreement Hadera is entitled to receive agreed compensation from the construction contractor in respect of the delay in completion of the construction of the Hadera Power Plant (hereinafter – “the Compensation”). In Hadera’s estimation, as at the date of the report the amount of the Compensation due to it is about NIS 80 million (about $23 million). In addition, in accordance with the construction agreement, Hadera has a contractual right to offset every amount due to it under the construction agreement, including the amount of the Compensation, against amounts it owes the construction contractor.

In July 2020, upon completion of the construction of the Hadera Power Plant, a request was received from the construction contractor for the final milestone payment in accordance with the construction agreement, in the amount of about NIS 48 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 6 –	Additional Information (Cont.)

D.	Hadera (Cont.)

4.	(Cont.)

In Hadera’s estimation, it has an unconditional contractual right to receive the Compensation as stated and it is more likely than not that its position will be accepted. Accordingly and based on the right of offset, as stated, Hadera offset the payment in respect of the final milestone against the Compensation it contends it is entitled to, such that as at the date of the report, the balance of the Compensation receivable is about NIS 31 million.

In addition, the construction contractor has further contentions regarding the final settlement pursuant to the construction agreement. In Hadara’s view, the construction contractor is not entitled to additional payments pursuant to the construction agreement and it “is more likely than not” that Hadera will not be charged for additional payments in this connection. Therefore, no provision has been included in the financial statements.

E.	Rotem

1.
Further to that stated in Note 25G to the Annual Financial Statements, in March 2020, the preconditions provided in the amendments to Rotem’s natural gas supply agreement with the Tamar Group and Energean were fulfilled. As is indicated by Energean’s publications in November 2020, commercial operation of the Karish Reservoir is expected to take place in the fourth quarter of 2021.

2.
In March 2020, Rotem distributed dividends, on two dates, in the aggregate amount of NIS 110 million. The shares of the Company and of the non‑controlling interests amount to NIS 88 million and NIS 22 million, respectively. For details regarding distribution of a dividend from Rotem subsequent to the date of the report – see Note 7D.

3.
In February 2020, the Rating Committee of Midroog Ltd. reconfirmed Rotem’s long‑term rating at the level of Aa2 with a stable rating outlook and the rating of Rotem’s senior debt at the level of Aa2 with a stable rating outlook.

4.
Further to that stated in Note 15C(1) to the Annual Financial Statements, in September 2020, the Company and Veridis provided bank guarantees to Rotem’s Lenders, in the amounts of about NIS 46 million and about NIS 12 million, respectively – this being in place of Rotem’s undertaking to hold a shareholders’ guarantee reserve, in the amount of about NIS 58 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position

A.
In October 2020, the Company made an additional issuance of Debentures (Series B) of the Company (hereinafter – “the Additional Debentures (Series B)”), in the amount of NIS 556 million par value. The proceeds of the issuance of the Additional Debentures (Series B) amounted to about NIS 584 million. The issuance costs were about NIS 7 million. In October 2020, Maalot gave notice that the rating of A– of the Additional Debentures (Series B) is valid for an amount of up to NIS 560 million par value and Midroog set a rating of A3 with a stable rating outlook for the Additional Debentures (Series B) for an amount of up to NIS 560 million par value.

B.
In October 2020, after expansion of the debentures, as stated, and after receipt of the approval of the Board of Directors, the Company made, at its own initiative, early and full redemption, of the balance of the debentures (Series A) (hereinafter – “the Debentures (Series A)”). As part of the said early redemption, the debt service reserve, in the amount of about NIS 67 million, was released, and the holders of the Debentures (Series A) were paid the amount of about NIS 313 million. In light of that stated above, the Company will recognize a loss of about NIS 41 million in the fourth quarter of 2020.

C.
In October 2020, the Company published a shelf offer report based on a shelf prospectus of the Company for issuance of ordinary shares of NIS 0.01 par value each of the Company (hereinafter – “the Ordinary Shares”) to the public through a uniform offer with a range of quantities by means of a tender on the price per unit and the quantity. It is noted that the parent company submitted bids for participation in the tender at prices not less than the uniform price determined in the tender, and as part of the issuance it was issued 10,700,200 Ordinary Shares. In the said issuance, 23,022,100 Ordinary Shares were issued to the public. The gross proceeds from the issuance amounted to about NIS 737 million. The issuance expenses amounted to about NIS 5 million.

In October 2020, the Company completed a private offer of 11,713,521 Ordinary Shares to institutional entities from the Clal Group and the Phoenix Group. The price per Ordinary Share with respect to each of the offerees was NIS 29.88, which was determined through negotiations between the offerees, and the gross proceeds from the issuance amounted to about NIS 350 million. The issuance expenses amounted to about NIS 5 million.

D.	In October 2020, Rotem declared and distributed dividends to the Company, in the amount of about NIS 46 million, and to Veridis, in the amount of about NIS 11.5 million.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

E.
In October 2020, an agreement was signed (hereinafter – “the Acquisition Agreement”) whereby the Company will acquire (indirectly) from entities in the Global Infrastructure Management LLC Group (hereinafter – “the Sellers”), 70% of the rights and holdings in the following entities: CPV Power Holdings LP (hereinafter – “CPVPH”); Competitive Power Ventures Inc. (hereinafter – “CPVI”); and CPV Renewable Energy Company Inc. (hereinafter – “CPVREC”) (CPVPH, CPVI and CPVREC will be referred to hereinafter together as – “the CPV Group”).

The acquisition will be made through a limited partnership (hereinafter – “the Buyer”) which is held by the Company (about a 70% limited partner).

On the completion date of the transaction, the Buyer will pay the Sellers the amount of about $630 million (the Company’s share – about $441 million), subject to certain adjustments. An amount of between $54 million and $95 million will be added to the said consideration in respect of an additional project that is presently under construction, which is to be paid in cash or through a loan of the Sellers that will be made to CPVPH (hereinafter – “the Sellers’ Loan”), based on the Buyer’s election.

The CPV Group is engaged in development, construction and management of renewable energy and conventional energy power plants in the United States, as detailed below:

–
5 power plants powered by natural gas (of the integrated cycle type from the advanced generation), operating with an installed capacity of 4,045 megawatts (the share of the CPV Group is about 1,290 megawatts), and wind energy, with an installed capacity of 152 megawatts (the share of the CPV Group is about 106 megawatts).

–	Power plants under construction (powered by natural gas), with an overall capacity of 1,258 megawatts (as at the publication date of the report, the share of the CPV Group is about 220 megawatts).

–
A number of projects in various stages of development in the United States having a total capacity of about 6,200 megawatts (the share of the CPV Group is about 5,744 megawatts), of which about 1,145 megawatts of renewable energy projects (mainly solar) in advanced stages of development, about 1,100 megawatts of renewable energy projects in early development stages and about 3,955 megawatts of power‑plant projects powered by natural gas.

–
Provision of management services to power plants using different technologies for the projects initiated by the CPV Group and for third parties, and in total it provides management service to power plants with an aggregate capacity of about 10,600 megawatts.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

E.	(Cont.)

As part of the Acquisition Agreement, certain representations of the Sellers were included, which will expire on the closing date of the transaction, except for fundamental representations that will apply for two years from closing date of the transaction, and where upon a breach thereof compensation will be paid to the Buyer. In addition, in this connection the Buyer acquired an insurance policy covering various representations with a liability limit of up to $53 million for periods of 3 years and 6 years.

On the completion date of the transaction, the Buyer is required to provide guarantees in place of guarantees provided by the Sellers for the benefit of third parties in connection with CPV’s projects that are in various stages of development. To the extent the guarantees, as stated, are not replaced, the Buyer is required to indemnify the Sellers in respect of the said guarantees and to provide a bank guarantee in favor of the Sellers in order to ensure release of these guarantees.

The Acquisition Agreement provides, among other things, that the Sellers will be paid compensation, in the amount of $50 million, under certain circumstances of breach of the agreement. The Company provided a corporate guarantee to assure payment of the said compensation and/or payment of certain expenses that will be incurred by the Buyer (if in fact incurred).

Completion of the transaction is subject to preconditions and receipt of various regulatory approvals. The preconditions include, among others, the approval of each of the parties of fulfillment of its representations under the agreement. The regulatory approvals include the following main approvals: approval of the Committee for Examination of Foreign Investments in the United States (CIFUS); passage of the required period for treatment of the request under the Hart Scott Rodino Act; approval of the Federal Energy Regulatory Commission; and approval of the New York Public Service Commission.

As at the publication date of the financial statements, the said approvals had not yet been received and in the Company’s estimation the process of obtaining the said approvals could take up to 6 months.

F.
In October 2020, the Company signed an agreement for establishment of a partnership (hereinafter – “the Partnership Agreement”) with three financial entities whereby the limited partners in the Partnership are the Company (directly or through a subsidiary) which holds about 70%, institutional investors from the Clal Insurance Group which hold 12.75%; institutional investors from the Migdal Insurance Group which hold 12.75%; and a corporation from Poalim Capital Markets which holds 4.5%.

Pursuant to the Partnership Agreement, the partners undertook to invest in the partnership, each based on its share therein, the aggregate amount of $815 million, subject to completion of the transaction for acquisition of the CPV Group, as stated in Section E., above.

The said amount is intended both for acquisition of all of the rights of the Buyer in the CPV Group and for financing additional investments in the Buyer and in the CPV Group, in order to realize (execute) certain projects on its project list in the upcoming years.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

F.	(Cont.)

The Partnership Agreement includes, among other things, arrangement of the relationships between the limited partners and the relationships between them and the General Partner, provisions in connection with management of the Partnership, entitlement of the General Partner to management fees, restrictions on transfer of the rights of the partners, options relating to holding in the Partnership, a “tag along” right of the financial investors in certain cases, a “right of first offer” in certain cases and a “drag along rights” (rights to force a sale of rights).

In addition, the Company and entities from the Migdal Insurance Group signed an agreement whereby the Company granted the said entities a “put” option, and they granted the Company a “call” option (to the extent the “put” option is not exercised), with respect to the holdings of the entities in the Partnership. The exercise price of the “put” option will be based on the fair value of the Partnership less a certain discount, and exercise price of the “call” option will be based on the fair value of the Partnership plus a certain premium. The Company will be permitted to pay the exercise price through its shares based on their average price on the stock exchange shortly prior to the exercise date.

The “put” option is exercisable in a period of 60 days commencing from the end of 10, 11, 12 and 13 years from the completion date of the transaction for acquisition of the CPV Group and the “call” option is exercisable in a period of 60 days after the expiration date of the “put” option. In addition, the put” option will be exercisable on the later of: (1) the date on which the Company’s holdings in the General Partner drop below 51%; and (2) the date on which the Company’s holdings in the Partnership drop below 25%. It is noted that at the time of issuance of the Partnership on a recognized stock exchange (as defined in the Partnership Agreement) the “put” option and the “call” option will automatically expire.

G.
In October 2020, the Company signed an agreement with entities from the Harel Group (hereinafter – “Harel”), whereby Harel committed to provide the Company a loans’ framework in shekels in an aggregate amount of NIS 400 million, which may be withdrawn during 24 months from the signing date of the agreement (hereinafter – “the Framework Period”), subject to completion of the transaction in accordance with the Acquisition Agreement, as described in Note 7E.

The loans are to be used for one or more of the following purposes: (A) payment of part of the consideration pursuant to the Acquisition Agreement, or in order to provide the amounts required to the CPV Group for development of its business; or (B) for purposes of the Company’s current ongoing activities in the ordinary course of business.

The principal amounts of the long‑term loans to be provided are to be repaid on a date that falls 36 months after the earlier of the date on which first long‑term withdrawal is made, or the end of the Framework Period (hereinafter – “the Final Repayment Date”). The loans will bear current interest at an annual rate that is equal to the Bank of Israel interest rate plus a margin in the range of 2.55% – 2.75%, which is to be paid in quarterly payments.

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

G.	(Cont.)

Pursuant to the said agreement, the Company committed to comply with certain financial covenants, upon the violation of which Harel will be entitled, among other things, to notify the Company of immediate repayment of the full balance of the loan. The financial covenants will be examined shortly after the publication date of the Company’s quarterly financial statements, commencing from the date of the first withdrawal: (A) the Company’s shareholders’ equity will not be less than NIS 550 million (and as a condition for making a dividend distribution – not less than NIS 850 million); (B) a ratio of the Company’s shareholders’ equity to its total assets based on its “solo” financial statements of not less than 20% (and as a condition for making a dividend distribution – not less than 30%); (C) the ratio of the Company’s net debt to its adjusted EBITDA will not be more than 12 (and as a condition for making a dividend distribution – it must be less than 11); and (D) the LTV of the pledged rights will not be less than 50% (and as a condition for making a dividend distribution – not less than 35%).

In addition, up to the Final Repayment Date, the Company is required to maintain a cash balance or deposits and certain amounts (hereinafter – “the Minimum Liquidity Requirement”).

The agreement provides that upon occurrence of any of the following events, the interest rate on the loans will increase by 2%: (A) non‑compliance with the Minimum Liquidity Requirement; (B) the ratio between the Company’s shareholders’ equity to its total assets, as stated above, drops below 25%; and (C) the LTV of the pledged rights is higher than 40%.

Distributions of dividends by the Company are subject to certain conditions, including, among others, compliance with the financial covenants, as stated above, compliance with the Minimum Liquidity Requirement and the non‑existence of a breach event. In order to secure the Company’s liabilities to Harel under the agreement, a lien will be place in favor of Harel on the Company’s direct or indirect rights (as a limited partner in the Partnership), and on certain bank accounts of the Company and of the General Partner.

H.
In October 2020, the Company’s Board of Directors approved, in accordance with the Company’s options’ plan, a private issuance to an officer of 28,508 options exercisable for 28,508 ordinary shares of the Company and 10,500 restricted share units (RSUs) (hereinafter – “the Offered Securities”). The Offered Securities were issued under the Capital Track (with a trustee), in accordance with Section 102 of the Income Tax Ordinance, in four equal tranches. The vesting conditions and expiration dates of the Offered Securities are as follows:

Tranche No.	Vesting Conditions	Expiration Dates

1st tranche	At the end of 12 months from the grant date	At the end of 36 months from the vesting date
2nd tranche	At the end of 24 months from the grant date	At the end of 24 months from the vesting date
3rd tranche	At the end of 36 months from the grant date	At the end of 24 months from the vesting date
4th tranche	At the end of 48 months from the grant date	At the end of 24 months from the vesting date

OPC Energy Ltd.
Notes to the Unaudited Interim Consolidated Financial Statements
At September 30, 2020

Note 7 –	Events Occurring Subsequent to the Date of the Statement of Financial Position (Cont.)

H.	(Cont.)

The exercise price of each of the options issued is NIS 30.28 (unlinked). The exercise price is subject to certain adjustments, including in respect of distribution of dividends, issuance of rights, etc.

The average fair value of each option granted was estimate proximate to the issuance date, using the Black and Scholes model, at NIS 12.98 per option. The calculation is based on a standard deviation of 36.65%, a risk‑free interest rate of 0.25% to 0.43% and an expected life of 4 to 6 years. The fair value of the restricted share units (RSUs) was estimated based on the price of a Company share on October 25, 2020, which was NIS 35.24.

The cost of the benefit embedded in the securities offered amounted to about NIS 740 thousand. This amount will be recorded in the statement of income over the vesting period of each tranche.